Exhibit 99.1

Foresight: Eye-Net Signs a LOI to Conduct a Large-Scale V2X Pilot Project in the Manila Metropolitan in the Philippines

The pilot may lead to Eye-Net’s SDK integration into the Muntinlupa city application, mainly for critical emergency services to the city’s residents in various emergency scenarios, including natural disasters

Ness Ziona, Israel – April 29, 2026 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today that its majority-owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), has entered into a non-binding Letter of Intent (LOI) with the City of Muntinlupa, a part of the Manila metropolitan area of the Philippines.

The LOI outlines the parties’ intention to cooperate in the field of smart urban mobility, collision prediction and prevention, and protection of road users. Muntinlupa, a city of approximately 600,000 residents, will serve as an ideal testbed for Eye-Net’s proprietary cellular-based vehicle-to-everything (V2X) technology.

Following the signing of the LOI, the parties will negotiate on a binding commercial cooperation agreement that includes, among other things: conducting live demonstration of Eye-Net’s innovative technology, which - upon its successful completion - will lead to a six-month pilot project engaging at least 8,000 road users across the City of Muntinlupa (the “Pilot”). The Pilot will be directed primarily to the study, testing and demonstration of Eye-Net’s proprietary technology and solution capabilities.

Upon successful completion of the Pilot, according to the predefined KPIs (Key Performance Indicators), the parties will negotiate in good faith with respect to a binding commercial integration agreement for the integration of Eye-Net’s SDK solution with one of the City of Muntinlupa’s mobile applications. The integration is intended to provide not only advanced collision-avoidance alerts to all road users, but also critical emergency services to the city’s residents in various emergency scenarios, including natural disasters and other crises.

Haim Siboni, Chief Executive Officer of Foresight and Eye-Net, commented: “We are excited to partner with the City of Muntinlupa and bring our proven V2X collision-prevention technology to the Philippines. This LOI marks an important milestone in Eye-Net’s expansion into smart-city applications in Southeast Asia. Beyond preventing road accidents and saving lives, the integration of our SDK into the city’s mobile application will enable real-time emergency services for hundreds of thousands of residents – a game-changer for urban resilience in the face of natural disasters and other emergencies.”

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the Pilot and its aims, the parties intention to cooperate in the field of smart urban mobility, the anticipated negotiation of a binding commercial cooperation agreement with the city of Muntinlupa Eye-Net’s expansion into smart-city applications in Southeast Asia and the benefits and advantages of its V2X solutions and technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com